FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter regarding Appointment of Mr. Rajiv Sabharwal as Executive Director, dated June 25, 2010.
2.	Letter regarding Appointment of New Directors, dated April 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 25, 2010	/s/ Shanthi Venkatesan
		Name :	Ms. Shanthi Venkatesan
		Title :	Assistant General Manager

Item 1

June 25, 2010

The United States
Securities and Exchange Commission
Washington D. C. 20549
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited  (the ‘Company’) Report on Form 6-K

Sub: Appointment of Mr. Rajiv Sabharwal as Executive Director

We refer to our earlier letter dated April 30, 2010 (copy enclosed) vide which we had intimated you regarding the the Board of Directors of ICICI Bank Limited  approving  a proposal for appointment of Mr. Rajiv Sabharwal as a wholetime Director of the Bank subject to approval by the Reserve Bank of India. We had also intimated that the effective date of his appointment would be the date on which Reserve Bank of India (RBI) approval is received.

We wish to inform you that we have received the approval of RBI vide letter number DBOD No 21943/08.88.001/2009-10 dated June 24, 2010 for appointment of Mr. Rajiv Sabharwal as Executive Director of the Bank. Mr. Rajiv Sabharwal is hence designated as an Executive Director of the Bank effective June 24, 2010.

We request you to please take the above information on record.

Yours faithfully,

Shanthi Venkatesan

Encl: As above

April 30, 2010

The United States
Securities and Exchange Commission
Washington D. C. 20549
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company’s Report on Form 6-K dated April 30, 2010, in connection with the following changes in the Board of Directors of the Bank:

1.	Dr. Tushaar Shah has been appointed as an non-executive Director of the Bank effective May 3, 2010

2.
The Board of Directors of the Bank at its meeting held today also approved a proposal for appointment of Mr. Rajiv Sabharwal as a wholetime Director of the Bank subject to approval by the Reserve Bank of India (RBI). The effective date of his appointment would be the date on which RBI approval is received

3.	Mr. Sonjoy Chatterjee, wholetime Director of the Bank has resigned from the services of the Bank effective April 30, 2010.

4.
Mr. Anupam Puri, Mr. L.N. Mittal and Prof. Marti Subrahmanyam, non-executive Directors of the Bank will complete their tenure of eight years as prescribed under the Bank Regulation Act, 1949 and will cease to be Directors of the Bank effective May 3, 2010.

You are requested to please take the above changes on record.

This is for you information and necessary action.

Yours faithfully,

/s/ Ranganath Athreya
Ranganath Athreya